Nasdaq Confirms VEON’s Full Compliance Following its 2023 20-F Filing Amsterdam and Dubai, 21 October 2024: VEON Ltd. (Nasdaq: VEON; Euronext Amsterdam: VEON), a global digital operator (“VEON” or the “Company”), today announces that, following the filing of the Company’s Form 20-F for the period ended December 31, 2023 (“2023 20-F”) on October 17, 2024, it has received confirmation from the Nasdaq Stock Market ("Nasdaq") that VEON is now compliant with the Nasdaq listing requirements. “We have consistently maintained transparent communication with our investors and have diligently fulfilled our obligations. We appreciate the support of Nasdaq, where VEON has been listed since 2013, and the continued confidence of our investors. With this filing, VEON is now fully compliant with its listing requirements, and we look forward to taking the next steps in unlocking further value for our shareholders,” said Kaan Terzioglu, VEON Group CEO. The Listing Qualifications Department of Nasdaq had previously granted an exception to the Company to remediate the delayed filing of its 2023 20-F by November 11, 2024 – a condition which the Company has met by filing its 2023 20-F filing on October 17, 2024. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com. Contact Information: Hande Asik Group Director of Strategy and Communication pr@veon.com